The Security Benefit Group of Companies®

April 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:	Security Benefit Life Insurance Company SBL Variable Annuity Account XIV File No.: 333-124443 Date of Filing: 4/29/2005 Accession No.: 0000950137-05-005141

Dear Sir or Madam:

The above-named Depositor and Registrant requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement on Form N-4, along with any exhibits, which was filed with the Commission on April 29, 2005.

The Filing was assigned a distinct '33 Act file number. This filing was submitted using the incorrect CIK and CCC numbers.

The Depositor will refile this Registration Statement today using the correct CIK and CCC numbers.

Please contact me at (785) 438-3321 if you have any questions about this filing. Thank you for your assistance.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Second Vice President and Counsel
Security Benefit Life Insurance Company

One Security Benefit Place • Topeka, Kansas 66636-0001 • (785) 438-3000 • www.securitybenefit.com